FIRST CHICAGO
                       The First National Bank of Chicago
                                   Mail Suite
                            One First National Plaza
                            Chicago, Illinois  60670
                           Telephone:  (312) 732-4000



                                 March 23, 1995



   Johnson Worldwide Associates, Inc.
   1326 Willow Road
   Sturtvant, Wisconsin  53177

   Attention:     Carl G. Schmidt
             Vice President, Chief Financial Officer, Secretary and Treasurer

   Gentlemen:

   We are pleased to establish a committed unsecured line of credit for Johnson Worldwide Associates, Inc. ("Company") in the amount of $30,000,000 ("Loan Amount") which shall continue from March 28, 1995 through December 31, 1995 (the "Termination Date") on the following terms:

   1. The First National Bank of Chicago ("the Bank") agrees to make loans to the Company from time to time from the date hereof to the Termination Date, at such times and in such amounts as the Company shall request, in an aggregate amount at any time outstanding not in excess of the Loan Amount. Each loan under this line of credit ("Loan") will be of a type selected by the Company as described below. Any authorized person may request Loans by telephone, telecopy or telex. Such request shall specify (a) the proposed borrowing date (which may be the date of the borrowing request except as provided in paragraph 4 with respect to Eurodollar Loans), (b) the aggregate principal amount of the proposed Loan, the type of loan to be made by the Bank and (d) in the case of a Fixed CD Loan or Eurodollar Loan, the maturity date for such a loan.

        The maturity of a fixed CD Loan may be 30, 60, 90 or 180 days from the borrowing date. The maturity of a Eurodollar Loan may be one, two, three, six or nine months from the borrowing date.

        An "authorized person" means anyone authorized to borrow on behalf of the Company by any resolution or other appropriate evidence of authority which has been furnished to the Bank or any person designated in writing by an authorized person.

        Until any outstandings under this line of credit are repaid in full and the line of credit is canceled, unless the Bank shall otherwise agree in writing, the Company agrees to perform and comply with those covenants specified in Articles V and VI of that certain $25,000,000 Revolving and Term Loan Agreement dated as of October 2, 1991 among Johnson Worldwide Associates, Inc., The First National Bank of Chicago, First Wisconsin National Bank of Milwaukee, Societe Generale and The First National Bank of Chicago, as Agent, (the "Agreement"), whether or not said Agreement remains in effect. The Company acknowledges and agrees that failure to perform such covenants in full in accordance with the terms of the Agreement (after giving effect to any applicable grace period) or the occurrence of any Default or Event of Default (as defined in the Agreement), whether or not waived by the banks party thereto shall give rise, at the option of the Bank, to the immediate termination of this line of credit and, in addition, the Bank may declare all unpaid principal and interest on the loans and unpaid fees immediately due and payable and any indebtedness from the Bank to the Company may be offset and applied toward the payment of all unpaid principal, interest and fees payable hereunder. The Company expressly waives any presentment, demand, protest or notice now, or hereafter, required by applicable law and agrees to pay all cost and expenses of collection.

   2.   This line of credit will be subject to the following terms:

        a. Loans under this line of credit will bear interest, at the Company's option, at either (i) the Alternate Base Rate of interest announced by the Bank from time to time, changing when and as the Alternate Base Rate changes ("Alternate Base Rate Loan"), (ii) if available, the Fixed CD rate on the date of borrowing plus 50 b.p. per annum, fixed until the maturity of the loan ("Fixed CD Loans"), or (iii) if available, the Eurodollar Rate determined two business days prior to the date the loan is made plus 37.5 b.p. per annum, fixed until the maturity of the loan;

        b. a fee equal to 10.0 b.p. per annum will be calculated against the unused portion of said line of credit from March 28, 1995 to and including the Termination Date. This fee will be payable quarterly on the last business day of June, September, December and March;

        c. interest and fees will be calculated for actual days elapsed on a 360-day year basis. Interest on Alternate Base Rates Loans shall be payable on the last day of each month. Interest on Fixed CD Loans and Eurodollar Loans shall be payable on the maturity date of each such Loan. Any interest not paid when due shall be payable thereafter on demand; and

        d. this line of credit can be reduced or canceled in whole or in part by the Company at any time with three business days' notice provided that Eurodollar Loans and Fixed CD Rate Loans may not be prepaid prior to the end of their interest periods.

   3. The First Chicago "Alternate Base Rate: means the greater of (i) the corporate base rate of interest announced by First Chicago from time to time, changing when and as said rate changes or (ii) the Federal Funds rate plus 50 b.p.

        "Federal Funds" shall mean, for any date, the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding business day by the Federal Reserve Bank of New York or if such rate is not so published for any day which is a business day, the average of the quotations for the day of such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it. If for any reason the bank shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds rate for any reason, the Alternate Base Rate shall be determined without regard to clause (ii) above.

   4. The "Eurodollar Rate" for a Loan is the rate at which offshore deposits in U.S. Dollars with a maturity and in an amount equal to the loan are offered to the Bank by first class banks in the London interbank market two business days prior to the date that the Company borrows, adjusted for reserves applicable to Eurocurrency liabilities under Regulation D issued by the Federal Reserve Board. The maturity of loans may be 1, 2, 3, 6, or 9 months, as selected by the Company in its borrowing request, provided that no maturity extends beyond the Termination Date of this line of credit. The Company agrees to give the Bank two business days' prior notice of its desire to borrow at the Eurodollar Rate.

   5. "Fixed CD Rate" means, for an interest period of 30, 60, 90 or 180 days as specified in the Company's borrowing request (provided that no maturity extends beyond the Termination Date of this line of credit), the rate determined by the Bank to be the average of the prevailing bid rates in the secondary market on the borrowing date quoted by three certificate of deposit dealers of recognized standing for the purchase of certificates of the Bank in the amount and for the interest period of the loan, adjusted for reserves under Regulation D of the Federal Reserve System and FDIC insurance premiums. The Company agrees to give the Bank one business days' prior notice of its desire to borrow at the Fixed CD Rate.

   6. The availability of Fixed CD Loans and Eurodollar Loans hereunder shall cease if the making of such Loans would violate any applicable law, rule, regulation, or interpretation by any governmental authority and, if the maintenance of such Loans would violate any such applicable provision, such Loans shall be immediately paid in full or converted to alternate Base Rate Loans at the Company's option.

   7. The availability of Eurodollar Loans shall be suspended during any period during which the Bank determines that there are no Eurodollars available to it in the London interbank market for the maturity and in the amount of the Loan requested or that the applicable Eurodollar Rate does not adequately reflect the cost to it of funding or maintaining Eurodollar Loans.

        If any change in any law, regulation or directive (including, without limitation, Regulation D of the Board of Governors of the Federal Reserve System) imposes any condition the result of which is to increase the cost to the Bank of making, funding or maintaining any fixed rate loan hereunder or reduces any amount receivable by the Bank hereunder in connection with a fixed rate loan, the Company shall pay the Bank the amount received which the Bank determines is attributable to making, funding and maintaining the fixed rate loans hereunder. The Bank shall provide a statement in reasonable detail showing its calculation of such amount.

   8. Loans hereunder will be evidenced by a note in substantially the form attached hereto. The Company hereby authorizes the Bank to indicate the amount of each Loan and repayment and interest rate and maturity of each Loan on the schedule attached to the note or to otherwise record Loans and payments in accordance with the Bank's usual practice. The Bank's records shall constitute rebuttably presumptive evidence of the subject matter thereof.

   9. The Company will provide the following prior to the making of the initial request for Loans:

        a. copies, certified by the Secretary or Assistant Secretary of the Company of resolutions of the board of directors of the Company authorizing it to make requests for Loans and borrow as described in this letter;

        b. an incumbency certificate, executed by the Secretary or Assistant Secretary of the Company, identifying by name and title and bearing signature of the officers authorized to enter into the transactions contemplated in this letter on behalf of the Company;

        c. a note which will be used to evidence loans hereunder in substantially the form attached hereto duly executed by the Company ("Note").

   10. The Bank may sell assignments (with permission of the Company, not to be unreasonably withheld) and participations in the borrowings hereunder and may disclose information relating to the financial condition of the Company to participants and potential participants.

   11. This line of credit and the Note shall be governed by the internal law of the state of Illinois (and not the law of conflicts), giving effect, however, to federal laws applicable to national banks.

   If the above items and conditions are acceptable to you, please have an authorized signatory sign the attached copy of this letter and return it to my attention. This offer will expire on April 15, 1995 if not accepted prior to that date.

                                      THE FIRST NATIONAL BANK OF CHICAGO

                                        /s/ Deborah E. Stevens

                                      Deborah E. Stevens
                                      Vice President



   Agreed and Accepted:

   JOHNSON WORLDWIDE ASSOCIATES, INC.


   By:       /s/ Carl G. Schmidt
        Title:       Vice President

   Date:               4/3/95